UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR OCTOBER 23, 2000

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - September 30,1999  and 2000
2. Statements  of Income for the nine months  ended September 30, 1999 and 2000
3. Summary Financial Data by Business Segment for the nine months ended September 30, 1999 and 2000
4. Selected Historical Financial and Other Data - 3Q1999, 3Q2000, nine months ended September 30, 1999 and nine months ended September 30, 2000
5. Reclassification of certain Financial Statement itens

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           September 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               5,917          8,243

Accounts receivable, net                                4,877         12,957

Revenue-earning vehicles, net                          73,757         54,690

Prepaid expenses and other                                513         10,774
                                                       ------         ------
                                                       85,064         86,664
                                                       ------         ------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                          15,663         68,564

Escrow deposits                                           133            343

Deferred tax credits                                      277          1,405
                                                       ------         ------
                                                       16,073         70,312
                                                       ------         ------


PROPERTY AND EQUIPMENT, NET                               188            168
                                                      -------        -------
                                                      101,325        157,144
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           September 30,
                                                     -----------------------
                                                       1999           2000
CURRENT LIABILITIES:                                 --------       --------

Short-term debt                                         2,161          3,295

Accounts payable                                        4,303          3,048

Payroll and related charges                             1,039          1,856

Income and social contribution taxes                      329         11,197

Taxes, other than on income                               260            396

Advances from customers                                 4,028            845
                                                       ------         ------
                                                       12,120         20,637
                                                       ------         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                                 688          1,568

Deferred tax liability                                    516              -

Other                                                     126            357
                                                        -----          -----
                                                        1,330          1,925
                                                        -----          -----



SHAREHOLDERS' EQUITY:                                  87,875        134,582
                                                      -------        -------
Total liabilities and shareholders' equity            101,325        157,144
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                      Nine months ended
                                                         September 30,
                                                   -------------------------
                                                      1999           2000
NET REVENUES:                                       --------        -------


Vehicle rental                                        41,009         71,166

Used car sales                                        18,519         21,644
                                                      ------         ------
 Total revenues                                       59,528         92,810
                                                      ------         ------



EXPENSES AND COSTS:

Direct operating                                      (8,555)       (14,197)

Cost of used car sales                               (15,374)       (15,706)

Selling, general and administrative                   (7,317)        (9,324)

Depreciation of vehicles                             (11,575)       (22,583)

Other depreciation and amortization                      (57)           (65)
                                                     -------        -------
                                                     (42,878)       (61,875)
                                                     -------        -------

Operating income                                      16,650         30,935


FINANCIAL EXPENSE, NET                               (14,546)          (343)
                                                     -------         ------


Income before taxes                                    2,104         30,592


INCOME TAXES                                            (569)       (10,324)
                                                       -----        -------

Net income                                             1,535         20,268
                                                      ======         ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                               Nine months ended
                                                   September 30,
                                           -------------------------
                                             1999              2000
                                           --------          -------

      NET REVENUES:

      Vehicle Rental                        41,009            71,166

      Used car sales                        18,519            21,644
                                            ------            ------
                                            59,528            92,810
                                            ------            ------


      DEPRECIATION:

      Vehicle Rental                       (11,575)          (22,583)

      Other                                    (57)              (65)
                                            ------            ------
                                           (11,632)          (22,648)
                                            ------            ------


      OPERATING INCOME (LOSS):

      Vehicle Rental                        17,970            29,899

      Used car sales                         1,308             4,305

      Corporate expenses                    (2,571)           (3,204)

      Other depreciation                       (57)              (65)
                                            ------            ------
                                            16,650            30,935
                                            ------            ------


      OPERATING MARGIN:

      Vehicle Rental                          43.8%             42.0%

      Used car sales                           7.1%             19.9%

      Total                                   27.9%             33.3%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
                                                         3 Q 1999    3 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Vehicle Rental                                          15,454      25,319         41,009          71,166
  Used car sales                                           6,434       5,978         18,519          21,644
                                                          ------      ------         ------          ------

Total net revenues                                        21,888      31,297         59,528          92,810


Direct operating costs and expenses:

  Vehicle Rental                                          (3,129)     (4,684)        (8,555)        (14,197)
  Cost of used car sales                                  (5,053)     (4,315)       (15,374)        (15,706)
                                                          ------      ------        -------         -------
Total direct operating costs and expenses                 (8,182)     (8,999)       (23,929)        (29,903)
                                                          ------      ------        -------         -------

Gross profit                                              13,706      22,298         35,599          62,907

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Vehicle Rental                                        (1,014)     (1,906)        (2,909)         (4,487)
    Used car sales                                          (736)       (555)        (1,837)         (1,633)
                                                          ------      ------         ------          ------
      Total adverstising, promotion and selling           (1,750)     (2,461)        (4,746)         (6,120)

  General and administrative expenses                       (820)       (983)        (2,313)         (2,968)

  Other                                                        8        (100)          (258)           (236)
                                                           -----       -----          -----           -----
Total selling, general, administrative and other expenses (2,562)     (3,544)        (7,317)         (9,324)

Depreciation expenses:

 Vehicle depreciation expenses:

   Vehicle Rental                                         (4,623)     (8,142)       (11,575)        (22,583)

   Non-Vehicle depreciation and amortization expenses        (21)        (22)           (57)            (65)
                                                          ------      ------         ------         -------
Total depreciation expenses                               (4,644)     (8,164)       (11,632)        (22,648)
                                                          ------      ------         ------         -------

Operating income                                           6,500      10,590         16,650          30,935

Financial Interest:
   Expense                                                  (169)       (153)          (519)           (844)
   Income                                                    267         284            728             451
   Tax on financial revenues                                 (10)        (12)           (26)            (19)
   Monetary variation and exchange loss                      (13)          -        (14,729)              5
   Monetary variation and exchange gain                        -           -              -              64
                                                           -----      ------        -------            ----
      Financial interest (expense) income, net                75         119        (14,546)           (343)

Income before taxes                                        6,575      10,709          2,104          30,592

Tax (expense) credit                                      (1,704)     (3,670)          (569)        (10,324)
                                                          ------      ------          -----          ------
Net income                                                 4,871       7,039          1,535          20,268
                                                           =====       =====          =====          ======


                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
STATEMENT OF OPERATIONS DATA                             3 Q 1999    3 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------
OTHER DATA :

EBITDA                                                     11,144      18,754         28,282          53,583

Vehicle Depreciation Expense                               (4,623)     (8,142)       (11,575)        (22,583)
                                                           ------      ------         ------          ------
Adjusted EBITDA                                             6,521      10,612         16,707          31,000
                                                            =====      ======         ======          ======

<strong>Reclassification of Certain Financial Statement Items</strong>


1 - Reclassification of September 30, 1999 from Current Assets to Noncurrent
    Assets related to Revenue-earning vehicle, net in the amount of R$15,663.

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
SELECTED OPERATING DATA:                                 3 Q 1999    3 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------
Gross profit:
  Vehicle Rental                                           12,325      20,635        32,454           56,969
  Used Car Sales                                            1,381       1,663         3,145            5,938
                                                           ------      ------        ------           ------
    Total Gross Profit                                     13,706      22,298        35,599           62,907


Gross margin:
  Vehicle Rental                                           79.75%      81.50%         79.14%           80.05%
  Used Car Sales                                           21.46%      27.82%         16.98%           27.43%

  Total Gross Margin (average)                             62.62%      71.25%         59.80%           67.78%


Average Operating Fleet                                     5,803       9,517          5,037            9,056

Average Operating Fleet Age (months)                          9.7        12,3           10.1             10.5

Number of Rental Days                                     501,900     849,000      1,301,610        2,413,290

Utilization Rates                                          96.11%      99.12%         95.70%           98.69%

Numbers of Cars Purchased                                   1,863         517          3,815            3,087

Average Purchase Price                                      14.36       22.70          14.85            17.06

Total Investment in Fleet                                26,760.0    11,736.3       56,634.0         52,662.9

Numbers of Cars Sold                                          491         334          1,635            1,391

Average Car Price                                           13.10       17.53          11.33            15,26

Depreciation per car                                         3.19        3.42           3.06             3.32

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,653.03   10,641.59      10,854.69        10,477.91

Average Rental Revenue per Rental
 Car per Day.....(R$)                                       30.79       29.82          31.51            29.49